

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2016

Via E-mail
Mr. Oliver Kronenberg
Group General Counsel
Galenica AG
Untermattweg 8-P.O. Box
CH-3027 Bern, Switzerland

> **Re:** **Relypsa, Inc.**
> **Schedule TO-T**
> **Filed August 4, 2016**
> **Amendment No. 1 to Schedule TO-T**
> **Filed August 9, 2016**
> **Filed by Vifor Pharma USA Inc. and Galenica AG**
> **File No. 005-87732**

Dear Mr. Kronenberg:

We have limited our review of the filing to those issues we have addressed in our comments. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T filed August 4, 2016, as amended August 9, 2016

1. While we recognize Galenica AG has executed the Schedule TO, the cover page of the filing only identifies Galenica AG as the "Parent of Offeror." General Instruction K.(1) of Schedule TO, codified at Rule 14d-100, however, defines the term Offeror to include persons on whose behalf the offer is being made. Refer to Rule 14d-1(g)(2). Please revise accordingly, or advise.

Exhibit (a)(1)(A) – Offer to Purchase

Withdrawal Rights, page 8

2. Please revise to expressly discuss the availability of the statutory withdrawal rights under Section 14(d)(5) of the Exchange Act. Please include clarifying disclosure in the Summary Term Sheet section on page v.

Conditions of the Offer, page 40

3. We note disclosure that the conditions may be asserted or waived at any time and the failure by Galenica or Purchaser to exercise any of the conditions shall not be deemed a waiver of any such right. To the extent an offer condition is triggered, and such conditions is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each of the offerors possesses the facts relating to the disclosure, each is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from each of the offerors acknowledging that:

- the offeror is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3266, if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Andrew Levine
        Jones Day